Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2021, National Research Corporation (the “Company,” “we,” “us” or “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), our common stock, par value $.001 (“Common Stock”).

The summary of the general terms and provisions of the Common Stock set forth below does not purport to be complete and is subject to and qualified by reference to the Company’s Certificate of Incorporation and Bylaws, each of which is incorporated by reference as exhibits to the Annual Report on Form 10-K. For additional information, please read the Certificate and Bylaws and the applicable provisions of the Delaware General Corporation Law (“DGCL”).

Authorized Capital Stock

Our authorized capital stock consists of 112,000,000 shares, consisting of: (i) 110,000,000 shares of Common Stock, par value $0.001 per share, and (ii) 2,000,000 shares of Preferred Stock, par value $0.01 per share. As of February 25, 2022, 25,194,447 shares of Common Stock were issued and outstanding, and no shares of our preferred stock were issued and outstanding.

Common Stock

After all cumulative dividends have been paid or declared and set apart for payment on any shares of preferred stock that are outstanding, the Common Stock is entitled to such dividends as may be declared from time to time by our board of directors in accordance with applicable law.

Except as provided under the DGCL, and except as may be determined by our board of directors with respect to any series of preferred stock, only the holders of Common Stock shall be entitled to vote for the election of directors of the Company and on all other matters. Holders of Common Stock are entitled to one vote for each share of Common Stock held by them on all matters properly submitted to a vote of shareholders. Shareholders have no cumulative voting rights, which means that the holders of shares entitled to exercise more than 50% of the voting power are able to elect all of the directors to be elected.

All shares of Common Stock are entitled to participate equally in distributions in liquidation, subject to the prior rights of any preferred stock which may be outstanding. Holders of Common Stock have no preemptive rights to subscribe for or purchase shares of our capital stock. There are no conversion rights, sinking fund or redemption provisions applicable to Common Stock. The outstanding shares of our Common Stock are fully paid and nonassessable.

Our Common Stock is listed on the NASDAQ Global Select Market under the trading symbol “NRC.” The transfer agent for our Common Stock is American Stock Transfer & Trust Company LLC.

Preferred Stock

Pursuant to our Certificate of Incorporation, the board of directors has the authority, without further action by the shareholders, to issue up to 2,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including, dividend rights, conversion rights, voting rights, terms of redemption, and liquidation preferences, any or all of which may be greater than the rights of our Common Stock. The board of directors, without shareholder approval, can issue preferred stock with voting, conversion, or other rights that could adversely affect the voting power and other rights of the holders of Common Stock. As a result, preferred stock could be issued quickly with terms calculated to delay or prevent a change of control of the company or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our Common Stock and may adversely affect the voting and other rights of the holders of Common Stock.

As of the date of the Annual Report on Form 10-K of which this Exhibit is a part, no shares of preferred stock are outstanding.

Anti-Takeover Effects of Various Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

Our Certificate of Incorporation and Bylaws contain certain provisions that could have the effect of delaying, deferring, or preventing another party from acquiring control of us. These provisions, summarized below, may make it more difficult for a potential acquirer to acquire us in a transaction that is not negotiated with our board of directors and could discourage coercive takeover practices and inadequate takeover bids.

Director Classes and Terms; Vacancies. Under our Certificate of Incorporation and Bylaws, our board of directors is divided into three classes, with staggered terms of three years each. Each year the term of one class expires. The Certificate of Incorporation provides that any vacancies on the board of directors shall be filled only by the affirmative vote of a majority of the directors in office, even if less than a quorum. However, if the vacant office was held by a director elected by a voting group of stockholders, only the remaining directors elected by that voting group shall fill the vacancy. Any director so elected will serve until the next election of the class for which such director is chosen and until his or her successor is duly elected and qualified.

Removal of Directors. Our Certificate of Incorporation provides that any directors may be removed from office, but only for cause by the affirmative vote of at least 66-2/3% of the voting power of the then outstanding shares of stock of the voting group of stockholders that elected the director to be removed. However, if at least two-thirds of the board of directors plus one director vote to remove a director, such director may be removed without cause by a majority of the voting power of our outstanding shares of capital stock entitled to vote thereon.

Special Meetings of Stockholders. In addition, our Bylaws establish a procedure that shareholders seeking to call a special meeting of shareholders must satisfy. This procedure involves notice to us, our receipt of written demands for a special meeting from holders of 10% or more of the issued and outstanding shares of Common Stock, a review of the validity of such demands by an independent inspector appointed by us, and the fixing of the record and meeting dates by the board of directors.

Postponement and Adjournment of Shareholder Meetings. Our Bylaws also provide the board of directors with discretion in postponing shareholder meetings, including, within some limits, special meetings of shareholders. Additionally, the chief executive officer or the board of directors, acting by resolution, may adjourn a shareholder meeting at any time prior to the transaction of business at such meeting. Our Bylaws also contain strict time deadlines, procedures, and other criteria applicable to bringing business before a meeting, such as shareholders seeking to nominate a person for election as a director, including with respect to our proxy access provisions (whereby a shareholder, or a group of up to 20 shareholders, that have held at least 3% of our outstanding Common Stock for at least three years, may submit director nominees for inclusion in our future proxy statements).

Amendment to Certificate of Incorporation or Bylaws. The approval of a 66 2/3% super-majority of the voting power of the then outstanding shares of our capital stock entitled to vote is required to amend certain provisions of our Certificate of Incorporation and certain provisions of our Bylaws, including provisions regarding the number, classification, tenure, and removal of directors.

Limitations on Liability and Indemnification of Directors and Officers. Our Certificate of Incorporation limits the liability of our directors to the fullest extent permitted by the DGCL. Our Certificate of Incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions), or (iv) for any transaction from which the director derived an improper personal benefit. Our Certificate of Incorporation further provides, that if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Our Bylaws provide for the indemnification of our directors and officers and authorize us to carry directors’ and officers’ insurance for the benefit of our directors, officers, employees and agents. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

Business Combinations with Interested Stockholders. Section 203 of the DGCL prohibits, in certain circumstances, a Delaware corporation that has either shares of voting stock listed on a national securities exchange or more than 2,000 record holders of voting stock, from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date that such stockholder became an interested stockholder, unless (i) prior to the date of the transaction, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding certain shares, or (iii) at or subsequent to that time, the business combination is approved by the board of directors and by the affirmative vote of holders of at least 66 2/3% of the corporation’s outstanding voting stock that is not owned by the interested stockholder. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of the corporation’s outstanding voting stock. Our Certificate of Incorporation includes a provision expressly electing not to be governed by Section 203 of the DGCL. However, since the Company’s voting stock is listed on a national securities exchange, under the DGCL, such provision will not take effect until twelve months after the effective date of our Certificate of Incorporation. Following such twelve month period, the Company will not be subject to any restrictions imposed by DGCL Section 203.

These provisions of our Certificate of Incorporation and Bylaws and the DGCL could have the effect of delaying or preventing a change of control of the Company.